British Columbia Securities Commission
FORM 51-901F
Schedule "B" - Supplemental Information

Schedule "C" - Management's Discussion and Analysis

Trading Symbol/Exchange:	WRC:TSX-V

For the three-month period Ended:	March 31, 2003

Name of Issuer:	Westrange Corp.
Address of Issuer:	Suite 201 2500 - 13th Avenue Regina, Saskatchewan S4P 0W2

Contact Person:	Lionel Kambeitz

Contact's Position:	Chairman, CEO and CFO

Contact's Telephone Number:	(306) 545-2277

Contact E-mail:	lkambeitz@millstreetindustries.com lkambeitz@millstreetindustries.com

Date of Report:	May 20, 2003

CERTIFICATE

the schedules required to complete THESE Interim FINANCIAL STATEMENTS are attached and the disclosure contained therein has been approved by the board of directors. A copy of THESE FINANCIAL STATEMENTS will be provided to any shareholder who requests THEM. Please note this form is incorporated as part of the required filing of schedule b & c.

/s/Lionel Kambeitz	May 16, 2003
Chairman, CEO and Director	Date Signed

/s/Kevin Sidloski	May 16, 2003
Director	Date signed

Westrange Corp.

SCHEDULE B

1.	For the three-month period ended March 31, 2002 financial statements attached in Schedule A:

	General and Administration expenses	December 31, 2003
	Professional and consulting fees	$21,519
	Other	15,080
	Total	$36,599

2.	No expenditures to parties not at arms length with the Corporation.

3.	Share capital and stock options.

4.	Note 9, attached, identifies the share capital and Note 10, attached, identifies the stock options outstanding as of March 31, 2003.

5.	Directors and officers as of March 31, 2003, were:
	Lionel Kambeitz, Director, Chairman and Chief Executive Officer Kevin Sidloski, Director Wayne Bernakevitch, Director

WESTRANGE Corp.
Schedule C - Management's Discussion and Analysis

1.	Management's Discussion and Analysis

Please see the M, D & A below.

2.	Description of Business

Westrange continues to diversify its core business competencies by exploring investment opportunities in the alternative energy sector to enhance shareholder value.

3.	Discussion of operations and financial condition

Please refer to the M, D & A below. Investor relations' activities have been undertaken on behalf of Westrange Corp., by Kevin Sidloski, director, for fees totaling $2,450.

4.	Subsequent Events

There were no subsequent events following fiscal year ended December 31, 2003.

5.	Financing, principal purposes and milestones

There were no material differences in actual and any disclosed intended use of proceeds from prior year financings.

6.	Liquidity and solvency

Please refer to the M, D & A below.

WESTRANGE Corp.
 Management's Discussion and Analysis

Corporate Structure and Results of Operations
For the three-month period ended March 31, 2003, the Corporation incurred a net loss of $23,102 from continuing operations, as compared to a net loss of $25,133 from continuing operations for the prior year.

Revenues
Westrange generated $13,524 in consolidated net revenues for the three-month period ended March 31, 2003. Consolidated net revenues from continuing operations, for the same period of the prior year, were $13,524, all of which were generated through leasing activities.

Discontinued Operations
The Corporation disposed of all of the shares in Terra Fibre on June 30, 2002, for proceeds consisting of a note receivable of $400,000, which resulted in a gain on sale of $155,360. Due to the uncertainty regarding collection of the note receivable, the Corporation has deferred recording the gain on sale until such time as cash is received and a write down was recorded on the note receivable for the difference between the proceeds and the deferred gain.

Competition
At this time the Corporation does not have any operating enterprise. Competition is therefore not an issue until it completes its research, planning and investment in the alternative energy industry.

Risks and Uncertainties
Risks and uncertainty relate to management's ability to seek out and perform timely due diligence to make appropriate investments in the targeted alternative energy sectors. The risks ahead, over the short term, are heightened by the slow down in the capital markets.

          Management believes the Corporation has access to the technology and intellectual assets to be a significant participant in the alternative energy and energy industry sectors.

WESTRANGE Corp.
Management's Discussion and Analysis

Subsequent Events

There were no subsequent events subsequent to March 31, 2003, that would materially affect the financial position as presented in the following statements.

Forward Looking Statements

          The information and opinions expressed herein involve known and unknown risks and uncertainties that may cause the Corporation's actual results or outcomes to be materially different from those anticipated and discussed herein.

           In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in these financial statements and exhibits, and in those other filings with the Corporations' Canadian regulatory authorities as found in 'www.SEDAR.com'. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of these unaudited interim financial statements, other than as required and governed by law.

/s/ Lionel Kambeitz

Lionel Kambeitz
Chairman, Chief Executive Officer and Chief Financial Officer

WESTRANGE Corp.
 Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

1.	Nature of operations:

	The Corporation was incorporated under the Business Corporations Act (Alberta), on November 26, 1996.

	From the date of its Major Transaction, May 21, 1999 through to the first quarter of 2001, its principal business activity had been that of equipment leasing. From the first quarter of fiscal 2001 to the second quarter of fiscal 2002, the corporation's major business was energy, electrical and telephone infrastructure planning, construction and maintenance. Since the second quarter of fiscal 2002, the Corporation's major business has been that of equipment leasing.

	Concurrent with the Corporation's investment in H.T.C. Hydrogen ThermoChem Corp. (note 7) the Corporation intends to expand into the alternative energy industry.

2.	Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Those principles which have a significant impact on the consolidated financial statements are summarized below.

	Consolidation
	The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary.

	Capital assets
	The Corporation amortizes its capital assets over their estimated useful lives utilizing the declining-balance method at the following rates:

	Equipment	30%
	Vehicles	30%

	Revenue recognition
	Lease revenue is recognized on an accrual basis in accordance with the terms of the lease agreement.

	Revenue for services rendered in connection with construction fixed price contracts is recognized using the percentage of completion method. The cumulative effect of any revisions to complete contracts in process are reflected in the period when they become known.

	Stock based compensation
	The Corporation has stock based compensation plans. The Corporation accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation expense is recognized for all other stock based compensation awards. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

WESTRANGE Corp.
Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

2.	Significant accounting policies (continued)
Mortgage receivable
The mortgage receivable is valued at the lower of cost and net realizable value.

Income taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

Investment
The Corporation's investment in HTC Hydrogen Thermochem Corp. is recorded using the cost basis of accounting.

Use of estimates
Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year to prepare these financial statements in conformity with Canadian generally accepted accounting principles. Actual results could differ from these estimates.

3.	Business combination:
On July 1, 2001, the Corporation assumed additional long-term debt in the amount of $568,179, related to the acquisition of certain equipment, with a fair value of $321,000, through its Terra Fibre Utility Corp. ("Terra Fibre") subsidiary. In addition, the Corporation sold its infrastructure development rights for proceeds of $81,522, and acquired accounts receivable in the amount of $328,701 as a part of this acquisition.

4.	Discontinued operations:
The Corporation disposed of all of the shares in Terra Fibre on June 30, 2002 for proceeds consisting of a note receivable of $400,000, which resulted in a gain on sale of $155,360. Due to the uncertainty regarding collection of the note receivable, the Corporation has deferred recording the gain on sale until such time as cash is received and a write down was recorded on the note receivable for the difference between the proceeds and the deferred gain.

The results of operation of Terra Fibre for the years ended December 31, 2002 and 2001, have been presented as discontinued operations in the statement of operations. For the year ended December 31, 2002, sales of this business were $1,117,509 (2001 - $1,036,153) and the net loss before income taxes was $52,624 (2001 - income of $118,902). As at December 31, 2001 total net assets of Terra Fibre included accounts receivable of

WESTRANGE Corp.
 Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

4.	Discontinued operations (continued):
$506,436, capital assets of $460,720, current liabilities of $286,983 and long-term debt of $382,909 all of which are included in the respective captions on the balance sheet as at December 31, 2001.
5.	Mortgage receivable:
Mortgage receivable bearing interest at eight per cent per annum, repayable in monthly installments of $1,406, including principal and interest, due October 31, 2010. The mortgage receivable is secured by the land and building mortgaged.
6.	Capital assets at cost less accumulated amortization:
As at March 31, 2003
	Cost	Accumulated Amortization	Net Book Value
Equipment	$203,410	$191,455	$11,955
Vehicles	9,500	2,016	7,484

	$212,910	$193,471	$19,439

As at December 31, 2002
	Cost	Accumulated Amortization	Net Book Value
Equipment	$203,410	$190,511	$12,899
Vehicles	9,500	1,425	8,075

	$212,910	$191,936	$20,974

7.	Investment:

The Corporation owns a 3.5% interest in the common shares of HTC Hydrogen Thermochem Corp.

WESTRANGE Corp.
Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31,2002

8.	Long-term debt:
	March 31, 2002	December 31, 2003
Bank loan payable in monthly installments of $4,238, including interest at 8.75 per cent, due June 2003, secured by equipment	8,384	20,732

Bank loan payable in monthly installments of $666, plus interest at bank prime plus 1.5 per cent, due December 2004, secured by equipment	0	1,000
	8,384	21,732
Less: Current portion	8,384	21,732
	$0	$0

WESTRANGE Corp.
 Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

9.	Share capital:
Authorized:
An unlimited number of common shares An unlimited number of preferred shares
Issued:
	As at March 31, 2003		As at December 31, 2002
	Number	Amount ($)	Number	Amount ($)
Common shares Balance, beginning of year	6,733,581	1,183,046	6,733,581	1,183,046
Issued under private placement	0	0	0	0
Issued under exercise of stock options	0	0	0	0
Balance, end of year	6,733,581	1,183,046	6,733,581	1,183,046

10.	Stock options:

The Corporation has a stock option plan for the directors and officers whereby common shares are reserved for the options granted.

Outstanding stock options under the plan are as follows:

Exercise Price	Number of Options	Expiry Date
$4.00	30,000	May 14, 2005
$10.00	30,000	May 14, 2005
$20.00	30,000	May 14, 2005
$50.00	30,000	May 14, 2005

	As at March 31, 2003		As at December 31, 2002
	Options	Ave Price	Options	Ave Price
Outstanding, beginning of year	120,000	$21.00	120,000	$21.00

Exercised	0	0	0	0
Outstanding, end of year	120,000	$21.00	120,000	$21.00

WESTRANGE Corp.
 Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

11.	Financial instruments:

The Corporation's financial instruments consist of cash, accounts receivable, mortgage receivable, investment, accounts payable and accrued liabilities, and long-term debt. The fair values of these instruments approximate their carrying value due to their short term nature and the terms associated with the financial instruments.

12.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rate of 43 per cent (2001 - 43 per cent) for the following reasons:
	2002	2001
Computed income tax recovery	$(217,618)	$(17,860)

Non-taxable items and other differences	77,634	1,662
Change in valuation allowance	139,984	16,198
	$0	$0
The tax effects of temporary differences, including those from discontinued operations, that give rise to future tax assets and future tax liabilities are presented below:
	2002	2001
Future tax assets: Non-capital losses	$228,351	$167,533
Future income tax deductions	52,720	-
Capital assets - difference in net book value and undepreciated capital cost	69,794	41,432
Other	7,887	9,803
	358,752	218,768
Less valuation allowance	358,752	218,768
	0	0
Future tax liabilities	0	0

Net future tax assets	$0	$0
The Corporation has approximately $520,000 of non-capital losses available at December 31, 2002, to reduce taxable income of future years. These losses expire in periods from 2004 - 2009.

WESTRANGE Corp.
 Notes to the Consolidated Financial Statements for the Period Ended
March 31, 2003 and 2002 and the Year Ended December 31, 2002

13.	Earnings per Common Share:

Basic net income (loss) per Common Share has been calculated using the weighted average number of Common Shares outstanding during the year of 6,733,581 (March 2002 - 6,398,581).
	For the period ended March 31, 2003	For the period ended March 31, 2002

Net loss per Common Share	$(0.00)	$(0.02)

Diluted net income (loss) per Common Share is not presented, as the effect of Common Share options is anti-dilutive.

14.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Directors and Officers

Directors:	Lionel Kambeitz, Chairman, CFP and CEO
Kevin Sidloski Independent Entrepreneur, Independent Director
Wayne Bernakevitch Barrister and Solicitor, Independent Director

Officers:	Lionel Kambeitz, Chief Executive Officer and Chief Financial Officer

Shareholder Information

Stock exchange:	TSX Venture Exchange Inc.

Stock symbol:	WRC

Common Shares outstanding as of March 31, 2003:	6,733,581

Head office and Investor relations address:	Westrange Corp. Suite 201 2500 13th Avenue Regina, Saskatchewan S4P 0W2 Telephone: (306) 545-2277 Fax: (306) 545-3262 e-mail: investorrelations@westrange.com investorrelations@westrange.com
Registrar and Transfer Agent:	Computershare Investor Services Inc. Corporate Trust Services 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8

Shareholder Information (continued)

Bank:	CIBC

Auditors:	KPMG, LLP Chartered Accountants Regina, Saskatchewan

Legal Counsel:	McDougall Gauley Barristers and Solicitors, Rebina, Saskatchewan

Borden Ladner Gervais LLP, Barristers and Solicitors, Calgary, Alberta

Dividend policy:

No dividends have been paid on any common shares of the Corporation since the date of inception, and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

Duplicate communications:

Some shareholders may receive more than one copy of the annual report and proxy-related material.  This is generally due to ownership of registered shares in addition to non-registered shares; holding shares in more than one account; or purchasing shares from more than one stock brokerage firm.  Every effort is made to avoid such duplication.

Shareholders who receive duplicate mailings should notify the investor relations department at the above address.